Exhibit 21.1

Subsidiaries of Registrant
Carlisle Companies Incorporated

Jurisdiction of Incorporation

Carlisle Construction Materials, LLC	Delaware
Carlisle Interconnect Technologies, LLC	Delaware
Carlisle, LLC	Delaware
Henry Company, LLC	California